Exhibit 8.1

List of Significant Subsidiaries of United Microelectronics Corporation

Company	Jurisdiction of Incorporation	Percentage of Ownership as of December 31, 2003
Fortune Venture Capital Corporation	Taiwan, ROC	99.99%
Hsun Chieh Investment Co., Ltd.	Taiwan, ROC	99.97%
UMC Capital Corporation	Cayman Islands	100%
UMC Group (USA)	California, USA	100%
UMC Japan	Japan	51.89%
UMCi Ltd	Singapore	80.19%
United Foundry Service, Inc.	California, USA	100%
United Microdisplay Optronics Corp.	Taiwan, ROC	83.48%
United Microelectronics (Europe) B.V.	The Netherlands	100%
United Microelectronics Corp. (Samoa)	Samoa	100%